March 31, 2008

via Edgar

Mr. Terence O’Brien
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE:	Security Intelligence Technologies, Inc.
Form 10- KSB for the fiscal year ended June 30, 2006
File No. 0-31779

Dear Mr. O’Brien:

In response to the Commission’s letter of comments dated March 3, 2008, we have the following responses to the staff’s comments:

Form 10-KSB for the Year Ended June 30, 2007

1.
We note your response to prior comment 3 and the disclosure included in Note 11 of your December 31, 2007, interim financial statements. Paragraph 10 of SFAS 5 requires disclosure of a contingency “when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.” You have provided such disclosure for various legal matters in Note 11, although you also state, “The Company is unable to determine whether it is reasonably possible that it will incur a loss in this matter.”

Paragraph 10 of SFAS 5 goes on to state that disclosure of a loss contingency should include an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Your statement that you are unable to determine whether a loss is reasonably possible appears to address the probability of loss, and we do not disclose addressing the amount of each loss or range of loss. Please explain how your disclosure meets the requirements of paragraph 10 of SFAS 5.

Registrant’s Answer - We have referred to paragraphs 10 of SFAS 5 and have the following responses regarding our disclosures on legal matters referenced above. We will disclose in future filings an estimate of the potential loss, or the possible range of loss or, if we are unable to determine the amount or range of the loss we will state that such amounts cannot be estimated. Including this additional disclosure our footnote 11 as of December 31, 2007 would appear as follows:

On or about February 10, 2005 the Company commenced an action in the Supreme Court of New York, Westchester County, against the landlord of its New York offices; captioned Security Intelligence Technologies, Inc. v. GHP Huguenot LLC, claiming the landlord breached the lease between the parties by not providing certain agreed to services. The case is currently in discovery.

On or about March 11, 2005, an action was commenced against the Company in the City Court of the City of New Rochelle, New York by the Company’s landlord of its New York offices, captioned GHP Huguenot LLC v. Security Intelligence Technologies, Inc., claiming the Company was a habitually late in paying its monthly rent and seeking to evict the Company from the premises. The Company has denied the material allegations of the claim and has raised affirmative defenses thereto and believes that it has valid defenses to the claim. The case is currently in discovery. The Company is unable to determine whether it is reasonably possible that it will incur a loss and cannot make an estimate of the possible loss or range of loss should the Plaintiff prevail in this action.

In March 2006, the District of Columbia filed a wage and hour claim on the Company on behalf of a former employee alleging he is owed commissions on the sales of equipment. On March 26, 2007 a judgment was entered against the Company in the amount of $161,377 and this amount was accrued by a charge to income. The Company plans to seek to negotiate a settlement of the judgment but can give no assurances that it will be successful in negotiating any reduction in the amount of the judgment.

On or about May 19, 2006, an action was commenced against the Company in the Supreme Court of New York, Westchester County, captioned Munir Sukhtian Group Co. v. Security Intelligence Technologies, Inc. claiming the Company failed to deliver certain equipment and demanding a refund of the $105,000 deposit it had paid. The Company has denied the material allegations of the claim and has raised affirmative defenses thereto and believes that it has valid defenses to the claim. The Company is unable to determine whether it is reasonably possible that it will incur a loss in this matter. The Company has the recorded the $105,000 as a current liability in Customer deposits. Accordingly, if the Plaintiff prevails there will be no loss to the Company.

On or about March 7, 2005, an action was commenced against the Company in the Supreme Court of New York, captioned 444 Madison, LLC v. Security Intelligence Technologies, Inc., claiming the Company is a successor in interest to CCS International Ltd. (“CCS”) and should be held liable for a judgment the plaintiff had had been awarded against CCS. On December 23, 2005 the plaintiff was awarded a default judgment in the amount of $229,990 plus interest of approximately $50,000 and these amounts have been accrued by a charge to income. In July 2006 the Company retained new outside counsel and filed an order seeking to vacate the judgment and restoring the case to the Court’s calendar claiming the Company had ineffective counsel. On August 21, 2006, the Court denied the motion and reaffirmed the judgment. The Company believes it has valid defenses to any claim that they are a successor in interest to CCS International Ltd. The Company plans to seek to negotiate a settlement of the judgment and pursue a malpractice action against its prior outside counsel but can give no assurances that it will be able to negotiate any reduction in the judgment or that it will recover any amounts from its outside counsel if it institutes an action against him.

On or about September 21, 2005, an action was commenced against the Company in the Circuit Court For Miami Dade County captioned Allan Dunteman and Zarco Einhorn Salkowski & Britto, PA v. Security Intelligence Technologies, Inc. claiming the Company had failed to perform certain duties it was to perform to facilitate a settlement the plaintiff had previously reached with CCS International Ltd. and demanding $15,000 and that the Company is a successor in interest to CCS and should be liable for the amount of CCS’s settlement of $88,750 plus interest. The Company has denied the material allegations of the claim and has raised affirmative defenses thereto and believes that it has valid defenses to the claim. The Company is unable to determine whether it is reasonably possible that it will incur a loss in this matter. Should the Plaintiff prevail the Company will incur a loss in the range of $15,000 plus interest to $103,750 plus interest.

On or about January 19, 2006, an action was commenced against CCS and the Company in the Supreme Court of the State of New York, Westchester County, captioned El Mundo Co., Ltd. v. CCS International Ltd. and Security Intelligence Technologies, Inc. claiming that CCS breached the distribution agreement it had entered into with CCS in 1997 and demanding the return of $433,284 it had paid to CCS and that the Company should be held liable as a successor in interest to CCS. The case is currently in discovery. The Company has denied the material allegations of the claim and has raised affirmative defenses thereto and believes that it has valid defenses to the claim that it is a successor in interest to CCS International Ltd. The Company is unable to determine whether it is reasonably possible that it will incur a loss in this matter. Should the Plaintiff prevail the Company will incur a loss in the range of $0 to $433,284 plus statutory interest of 9% per annum from July 1998.

On or about September 12, 2006, an action was commenced against the Company’s subsidiary Homeland Security Strategies, Inc. in the Superior Court of the State of Arizona, captioned The Armored Group, LLC v. Homeland Security Strategies, Inc. claiming the Company failed to deliver certain equipment and demanding a refund of the $450,000 deposit it had paid and additional damages of $1,892,000. On or about December 15, 2006 the Company filed a motion to dismiss the action for lack of jurisdiction or in the alternative to transfer the venue from Arizona to the Southern District of New York. On April 10, 2007 the Arizona Court dismissed the action for lack of jurisdiction. On or about October 31, 2007, the plaintiff brought this action against the Company in the United States District Court, Southern District of New York captioned The Armored Group, LLC v. Homeland Security Strategies, Inc and Security Intelligence Technologies, Inc. again claiming the Company failed to deliver certain equipment and demanding a refund of the $450,000 deposit it had paid and additional damages of not less than $1,500.000. The Company plans to deny the material allegations of the claim and will raise affirmative defenses thereto and believes that it has valid defenses to the claim. The Company is unable to determine whether it is reasonably possible that it will incur a loss in this matter. The Company has the recorded the $450,000 as a current liability in Customer deposits. Should the Plaintiff prevail the Company will incur a loss in the range of $0 to $1,500,000 plus interest.

On or about January 2, 2007, an action was commenced against the Company’s subsidiary Homeland Security Strategies, Inc. in the Supreme Court of the State of New York, Westchester County, captioned Formosa Forensic Analysis Technology, Inc. v. Homeland Security Strategies, Inc. claiming the Company failed to deliver certain equipment and demanding a refund of the $64,800 deposit it had paid and additional damages in an amount to be determined by the Court. The Company has denied the material allegations of the claim and has raised affirmative defenses thereto and believes that it has valid defenses to the claim. The Company is unable to determine whether it is reasonably possible that it will incur a loss in this matter. The Company has the recorded the $64,800 as a current liability in Customer deposits. Accordingly, should the Plaintiff prevail there will be no loss to the Company.

In addition to these matters, CCS and one or more of its subsidiaries are the defendant in a number of actions, in which the total amount claimed, is approximately $966,000. Judgments have been rendered against CCS in these matters in the approximate amount of $770,000. Although the Company is not a party to any agreement with the plaintiff in any of these actions and has not taken any action to guarantee these obligations, it is possible that the plaintiffs may seek to make a claim against it. The Company believes that it has no liability in any of these actions, and will vigorously defend any action which seeks to impose liability upon it. The Company is unable to determine whether it is reasonably possible that it will incur a loss in these matters. The Company estimates the range of the potential loss it may incur in these matters to be between $0 and $966,000.

In addition, we have been advised that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in their review of our filing or in response to their comments on our filing.

If you have any questions, please do not hesitate to contact Chris R. Decker, Chief Financial Officer at (914) 654-8700, ext. 228.

Very truly yours,

/s/: Ben Jamil
Ben Jamil
Chief Executive Officer

/s/: Chris R. Decker
Chris R. Decker
Chief Financial Officer